Brian J. Robinson Executive Vice President, Chief Financial Officer and Treasurer 4 Tesseneer Drive Highland Heights, KY 41076 Phone: 859.572.8483 Fax: 859.572.8444 Email: brobinson@generalcable.com

January 20, 2012

Mr. Terence O’Brien

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

RE:	General Cable Corporation Form 10-K Filed February 25, 2011 File No. 1-12983

Dear Mr. O’Brien:

Set forth below are General Cable Corporation’s (the “Company”) responses to the comment letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated January 10, 2012, addressed to Mr. Brian J. Robinson, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2010 and Form 10-Q for the period ended September 30, 2011.

For ease of reference, the text of the Staff’s comments is set forth below in bold italics followed by the Company’s responses.

Form 10-Q for the period ended September 30, 2011

Management’s Discussion and Analysis, page 34

1.

Considering that your stock price declined 46% from the end of your second quarter to the end of your third quarter, beginning in your December 31, 2011 Form 10-K, please expand your MD&A discussion to describe to readers the certain quantitative factors you considered throughout the year in determining there was no material adverse business conditions or other economic events that would indicate a need to assess the value of goodwill related to the ROW segment. If material, discuss the difference between your market capitalization and your net assets, explain the underlying reasons for the difference and how you considered it. Given the current apparent market capitalization deficit, please also quantify the assumptions made as part of the Step 1 test and discuss changes in those assumptions from the prior test, should you determine that no goodwill impairment is warranted based on your annual 2011 impairment testing. If the reporting unit has a fair value that is not substantially in excess of carrying value, please disclose the percentage by which fair value exceeded carrying value as of the date of the most recent test.

Response

The Company acknowledges the Staff’s comment and will include the required disclosures in future filings, effective with its Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our responses or would like to discuss any such responses further, please feel free to contact me at 859-572-8483.

Sincerely,

/s/ Brian J. Robinson
Brian J. Robinson
Executive Vice President, Chief Financial Officer and Treasurer
General Cable Corporation

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